Exhibit 99.8
CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(B) OF THE EXCHANGE ACT AND
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     I, John A. Melton, Chief Executive Officer of Petroflow Energy, Ltd. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
(a)   the periodic report filed herewith, on Form 40-F, containing the financial statements for the fiscal year ended December 31, 2008 (the “Annual Report”), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(b)   the information contained in the Annual Report, fairly presents, in all material respects, the financial condition and results of operations of the Company.

PETROFLOW ENERGY LTD. Registrant
By:	/s/ John A. Melton
	Name:	John A. Melton
	Title:	Chief Executive Officer

Date: April 27, 2009